UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 19, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52933 Commission File Number	20-8057809 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: June 27, 2008

SRKP 19, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

June 27, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 19, Inc., a Delaware corporation (“SRKP 19” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 27, 2008 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 19, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 19” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of June 27, 2008, by and among SRKP 19, NIVS Holding Co., Ltd., a British Virgin Islands corporation (“NIVS”), and all of the shareholders of NIVS (the “Shareholders”). Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 27,546,667 shares of our common stock to the Shareholders and their designees in exchange for 100% of the equity interest of NIVS (the “Share Exchange”). Our current shareholders will also cancel an aggregate of 4,756,390 shares of common stock held such that our current shareholders will hold an aggregate of 2,340,000 shares of common stock immediately after the Share Exchange. Our current shareholders will also cancel an aggregate of 6,316,390 warrants such that our current shareholders will hold an aggregate of 780,000 warrants immediately after the Share Exchange. In addition, we expect to close a private placement concurrently with the Share Exchange.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Tianfu Li, Wei Lin, Lu Liu, Gengqiang Yang, and Yucai Zhang to the board of directors of our Company, with Tianfu Li serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange. Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Tianfu Li as our Chief Executive Officer, Gengqiang Yang as Chief Operating Officer, Ailing Liu as Production Manager, Ling Yi as Chief Financial Officer and Corporate Secretary, Dongquan Zhang as Chief Technology Officer, and Lichun Zhang as Marketing Manager. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to the Company’s stockholders of record on June 27, 2008.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On June 27, 2008, the Company entered into the Exchange Agreement with NIVS and the Shareholders. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 27,546,667 shares of common stock to the Shareholders and their designees in exchange for 100% of the equity interest in NIVS. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	NIVS will become a 100%-owned subsidiary of SRKP 19.

•
We will assume the operations of NIVS and its subsidiaries. NIVS is the 100% owner of NIVS International (Hong Kong) Company, Limited, a Hong Kong corporation (“NIVS HK”). NIVS HK is the 97.5% parent of NIVS (Huizhou) Audio and Video Tech. Co., Ltd.

•	We will issue 27,546,667 shares of common stock to the Shareholders of NIVS and their designees.

•	We will cause 4,756,390 shares of our common stock held by certain of our stockholders to be cancelled and extinguished (the “SRKP 19 Share Cancellation”);

•	We will cause 6,316,390 warrants held by certain of our stockholders to be cancelled and extinguished (the “SRKP 19 Warrant Cancellation”);

•	We will close a private placement offering resulting in proceeds of approximately $15 million (the “Private Placement Offering”); and

•	We will change our name to NIVS IntelliMedia Technology Group, Inc. or other name as selected by NIVS.

As a result of the Share Exchange, we will become a 100% parent corporation of NIVS and the Shareholders will become stockholders of SRKP 19. Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have approximately 38,220,000 shares of common stock issued and outstanding; the Shareholders and their designees, in aggregate, will own approximately 72.1% of our outstanding common stock, the pre-existing stockholders of SRKP 19 will own approximately 6.1% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 21.8% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Shareholders of NIVS will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (2) Regulation S of the Securities Act. We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholders and each of their designees are non-U.S. entities and residents, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, each Shareholder and/or each of their designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Tianfu Li, Wei Lin, Lu Liu, Gengqiang Yang, and Yucai Zhang to the board of directors of our Company, with Tianfu Li serving as Chairman. Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Tianfu Li as our Chief Executive Officer, Gengqiang Yang as Chief Operating Officer, Ailing Liu as Production Manager, Ling Yi as Chief Financial Officer and Corporate Secretary, Dongquan Zhang as Chief Technology Officer, and Lichun Zhang as Marketing Manager. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 19 Share Cancellation, completion of the SRKP 19 Warrant Cancellation and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of June 27, 2008, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of June 27, 2008, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of June 27, 2008, 7,096,390 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard A. Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,096,150 (2)	78.12%

Anthony C. Pintsopoulos c/o SRKP 19, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	Secretary, Chief Financial Officer and Director	1,419,278 (5)	18.18%

All Directors and Officers as a Group (2 individuals)		10,515,428	85.12%

5% Stockholders:

Debbie Schwartzberg 785 5th Avenue New York, New York 10021	2,400,000 (1)	28.93%

Amanda Rappaport Trust (3) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (4)	8.61%

Kailey Rappaport Trust (3) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (4)	8.61%

Thomas Poletti c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP 10100 Santa Monica Blvd., 7th Floor Los Angeles, CA 90067	496,748 (6)	6.76%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	496,748 (6)	6.76%

WestPark Capital Financial Services, LLC (7) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	5,547,958 (8)	56.21%
________
(1)
Includes 1,200,000 shares of common stock and a warrant to purchase 1,200,000 shares of common stock. A total of 804,306 of the shares and 1,068,102 of the warrants will be cancelled upon consummation of the Share Exchange.

(2)
Includes 1,135,420 shares of common stock and a warrant to purchase 1,135,420 shares of common stock owned by Mr. Rappaport. A total of 761,020 shares and 1,010,620 warrants will be cancelled upon consummation of the Share Exchange. Also includes all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as WestPark LLC. Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(3)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust and the Kailey Rappaport Trust.

(4)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock. A total of 214,038 shares and 284,238 warrants will be cancelled upon consummation of the Share Exchange.

(5)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock. A total of 475,639 shares and 631,639 warrants will be cancelled upon consummation of the Share Exchange.

(6)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock. A total of 166,474 shares and 221,074 warrants will be cancelled upon consummation of the Share Exchange.

(7)	Mr. Rappaport serves as CEO and Chairman of WestPark LLC.

(8)
Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock. A total of 1,859,273 shares and 2,469,077 warrants will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 27,546,667 shares of common stock to the Shareholders and their designees, we will cancel a total of 4,756,390 shares of common stock owned by certain SRKP 19 shareholders, and will issue approximately 8,333,333 shares of common stock in connection with the Private Placement Offering. We anticipate that SRKP 19 will have outstanding approximately 38,220,000 shares of common stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering). Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Niveous Intellimedia Technology, Inc., NIVS Industry Park, Shuikou, Huizhou, Guangdong, China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors, Executive Officers and 5% Owners

Tianfu Li	Chief Executive Officer and Chairman of the Board	12,304,667	32.2%

Wei Lin	Director	-	-

Lu Liu	Director	-	-

Gengqiang Yang	Chief Operating Officer and Director	1,220,000	3.2%

Yucai Zhang	Director	-	-

Ailing Liu	Production Manager	1,200,000	3.1%

Ling Yi	Chief Financial Officer and Corporate Secretary	500,000	1.3%

Dongquan Zhang	Chief Technology Officer	-	-

Lichun Zhang	Marketing Manager	-	-

Officers and Directors as a Group (total of 9 persons)		15,224,667	39.8%

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Tianfu Li, Wei Lin, Lu Liu, Gengqiang Yang, and Yucai Zhang to the board of directors of our Company, with Tianfu Li serving as Chairman. Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Tianfu Li as our Chief Executive Officer, Gengqiang Yang as Chief Operating Officer, Ailing Liu as Production Manager, Ling Yi as Chief Financial Officer and Corporate Secretary, Dongquan Zhang as Chief Technology Officer, and Lichun Zhang as Marketing Manager.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	48	President and Director	December 7, 2006 to Present

Anthony C. Pintsopoulos	51	Secretary, Chief Financial Officer and Director	December 7, 2006 to Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2007 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings. A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. Requests for copies of the Code of Ethics should be sent in writing to SRKP 19, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Tianfu Li	40	Chief Executive Officer and Chairman of the Board
Wei Lin	40	Director
Lu Liu	35	Director
Gengqiang Yang	27	Chief Operating Officer and Director
Yucai Zhang	41	Director
Ailing Liu	36	Production Manager
Ling Yi	28	Chief Financial Officer and Corporate Secretary
Dongquan Zhang	36	Chief Technology Officer
Lichun Zhang	37	Marketing Manager

Tianfu Li is the founder of NIVS and has served as Chairman of the Board of Directors and General Manager of NIVS since January 1998. Mr. Li received a bachelor’s degree in radio communication from the South China University of Technology in 1989.

Wei Lin has served as a director of NIVS since May 2008. From December 2002 to August 2006, Mr. Lin served as Vice Chief Executive Officer and Secretary of the Board of Directors of Five-Mineral Securities Co., Ltd., a securities investment company. From August 2006 to May 2008, Mr. Lin served as a director and Vice General Manager of Tai Guang Telecom (Shenzhen) Holding Co., Ltd., a telecommunication company. Mr. Lin received a bachelor’s degree in chemical engineering from the South China University of Technology in 1990.

Lu Liu has served as a director of Xentsan Technology (SZ) Co., Ltd. since May 2008. From September 2002 to March 2007, Mr. Liu served as Financial Manager of Huizhou Liqi Jewelry Group Limited, a jewelry company. Since March 2007, Mr. Liu has served as a director, Vice General Manager, and Financial Manager of Shenzhen Techo Telcom., Ltd., a telecommunication company. Mr. Liu received a MBA degree from Beijing Jiaotong University in 2000.

Gengqiang Yang has served as a director of NIVS since June 2007. From March 1999 to May 2001, Mr. Yang served as Technician of NIVS. From June 2001 to June 2004, Mr. Yang served as Superintendent of NIVS. Since July 2004, Mr. Yang has served as General Manager of NIVS. Mr. Yang received a bachelor’s degree in electronic technology from Huizhou University in 1995.

Yucai Zhang has served as a director of NIVS since May 2008. From July 1989 to September 2001, Mr. Zhang served as Business Manager of Middle Europe Electronic and Technology Ltd. Co., an electronics and technology company. Since September 2001, Mr. Zhang has served as Vice General Manager of Siemens VDO Automotive Ltd. Co., an electronics and mechatronics company. Mr. Zhang received a MBA degree from Asia International Open University (Macau) in 2000. Mr. Zhang is also a director of Shenzhen Techo Telcom., Ltd.

Ailing Liu has served as Vice General Manager of NIVS since June 2006. From March 2000 to June 2006, Ms. Liu served as Production Director of NIVS. Ms. Liu received a bachelor’s degree in business from Xiaogan College in 1997.

Ling Yi has served as Executive Officer of NIVS since March 2003. Mr. Yi received a bachelor’s degree in accounting from Hunan University in 1998.

Dongquan Zhang has served as Executive Officer of NIVS since March 2002. Mr. Zhang received a master’s degree in computer science from Qing Hua University in 2000.

Lichun Zhang has served as Vice General Manager and Executive Officer of NIVS since March 2002. Mr. Zhang received a bachelor’s degree in marine engineering from Jiangsu Maritime University in 1991.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2007 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2007	$-	$-	$-	$-
Former Chief Executive Officer
and Former Director

Anthony Pintsopoulos	2007	$-	$-	$-	$-
Former Secretary, Former Chief
Financial Officer, and Former Director

Grants of Plan-Based Awards in 2007

There were no option grants in 2007.

Outstanding Equity Awards at 2007 Fiscal Year End

There were no option exercises or options outstanding in 2007.

Option Exercises and Stock Vested in Fiscal 2007

There were no option exercises or stock vested in 2007.

Pension Benefits

There were no pension benefit plans in effect in 2007.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2007.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2007, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2007 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The placement agent for the Private Placement that will be conducted by the Company as a condition to the closing of the Share Exchange is a related party. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest of the placement agent, a FINRA member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of the placement agent. Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of the placement agent; her note entitles her to a 1.5% interest in the net profits of the parent company of the placement agent. For its services as a placement agent, the placement agent will be paid a commission equal to 10% of the gross proceeds from the financing. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/   Richard A. Rappaport
Richard A. Rappaport
President

Dated: June 27, 2008